Exhibit 1(f)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

BLACKROCK LONG-HORIZON EQUITY FUND

This Certificate of Amendment to Certificate of Trust of BlackRock Long-Horizon Equity Fund (the “Trust”) is being executed for the purpose of amending the Certificate of Trust of the Trust filed with the Office of the Secretary of State of the State of Delaware (the “State Office”) on April 22, 2005, pursuant to the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 et seq. (the “Act”).

The undersigned hereby certifies as follows:

1.	The name of the Trust is BlackRock Long-Horizon Equity Fund.

2.	The name of the Trust is hereby changed to BlackRock Unconstrained Equity Fund.

3.	This Certificate of Amendment to Certificate of Trust shall become effective on March 1, 2022.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate of Amendment in accordance with Section 3811 of the Act.

/s/ John M. Perlowski
Name: John M. Perlowski
Title: Trustee